SONERA CORPORATION	STOCK EXCHANGE RELEASE April 26, 2002 AT 5.00 p.m	1 (1)

SONERA HAS EXERCISED THE PUT OPTION TO CONVERT ITS ELISKA OWNERSHIP TO DEUTSCHE TELEKOM SHARES—THE RECEIVED DEUTSCHE TELEKOM SHARES WERE SOLD IMMEDIATELY

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) received the FCC (Federal Communications Commission) approval to exercise the put option to convert its Eliska Wireless Ventures shares to approximately 2.8 million Deutsche Telekom shares. Sonera received the shares as part of the VoiceStream / Powertel share sales to Deutsche Telekom.

Sonera sold the received shares through a bought deal today executed by Dresdner Kleinwort Wasserstein. The shares were sold at an average price of approximately EUR 15.50. The proceeds from the Deutsche Telekom share sales amount to approximately EUR 43 million.

This completes the sale by Sonera of its entire interest in Deutsche Telekom.

Sonera will use the proceeds to strengthen its financial position.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9 000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President, Communications and IR, Sonera Corporation

Further information at Sonera:
Esko Rytkönen, Senior Vice President, Sonera Corporation
Tel. +358 2040 58632
e-mail: esko.rytkonen@sonera.com

In the United States, please contact:
Steve Fleischer, Vice President, Investor Relations, Sonera Corporation
Tel. +1 908 303 9828
e-mail:steve.fleischer@sonera.com